1191 Second Avenue 10th Floor Seattle, WA 98101	206.389.4510 Fenwick.com

April 2, 2021
AMANDA ROSE		EMAIL: AROSE@FENWICK.COM Direct Dial: +1 (206) 389-4553

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	David Gessert
Tim Buchmiller
Jeanne Bennett
Lynn Dicker

Re:	Impel NeuroPharma, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 23, 2021
CIK No. 0001445499

Ladies and Gentlemen:

On behalf of Impel NeuroPharma, Inc. (the “Company”), we are concurrently transmitting herewith the Registration Statement on Form S-1 (CIK No. 0001445499) (the “Registration Statement”) originally confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on February 12, 2021 and amended on March 23, 2021 (the “Amended Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 30, 2021 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Product Candidates, page 3

1.

We note your response to prior comment 2. However, we also note in several places in your prospectus you continue to make comparisons with the results of your STOP301 trial to evaluate the safety and tolerability of long-term, intermittent use of TRUDHESA with standard acute migraine medication and results of other approved treatments, such as MAP0004, despite your disclosure that (i) the efficacy endpoints in your clinical trials have been only exploratory in

U.S. Securities and Exchange Commission

April 2, 2021

nature, (ii) the STOP301 trial was not powered for such significance comparisons and (iii) you have not studied MAP0004 and TRUDHESA in a head-to-head clinical trial. In addition to the comparisons made in the bullet points of this section, we note similar comparisons made on pages 91 and 101-104. Please revise to discuss the statistical test or tests you employed that provide confidence that your comparisons of the results of your STOP301 trial, or other applicable trials, to a baseline or to the results of other approved treatments are reliable. If you did not employ such statistical controls, please remove such comparisons or tell us why such disclosure is appropriate.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 3, 91, 101, 102 and 104 of the Registration Statement.

2.

We note from your revised disclosure in response to prior comment 3 that there were a total of seven treatment emergent SAEs none of which were determined by the investigator to be related to TRUDHESA or led to withdrawal from the trial. Please expand your disclosure to identify the SAEs and discuss the basis for the investigator’s determination that each was unrelated to TRUDHESA.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 101 of the Registration Statement. The Company also advises the Staff that the assessment as to whether an SAE is drug related or not is determined by each individual investigator on site. Further, as disclosed in the Registration Statement, none of the SAEs were nasal-related.

Business

Intellectual Property, page 116

3.

We note your response to prior comment 9. Please expand to identify the ex-U.S. jurisdictions where patent applications are pending with respect to your INP105 composition of matter and method of use patent family.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 117 of the Registration Statement.

* * * * * * *

U.S. Securities and Exchange Commission

April 2, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4553, or, in her absence, Ryan Mitteness at (206) 389-4533.

Sincerely,

FENWICK & WEST LLP

/s/ Amanda Rose

Amanda Rose

Partner

cc:	Adrian Adams, Chief Executive Officer
John Leaman, M.D., Chief Financial Officer
Impel NeuroPharma, Inc.

Alan Smith, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP